ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2015	Nathan D. Somogie T +1 617 951 7326 F +1 617 235 0073 nathan.somogie@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Columbia Funds Variable Series Trust II (the “Registrant”) (File No. 811-22127)

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Variable Portfolio – Large Cap Growth Fund II and Columbia Variable Portfolio – Large Cap Growth Fund III series of Columbia Funds Variable Insurance Trust I (File No. 811-08481) into the Columbia Variable Portfolio – Large Cap Growth Fund series of the Registrant;

2)	the Columbia Variable Portfolio – International Opportunities Fund series of Columbia Funds Variable Insurance Trust I (File No. 811-08481) into the Columbia Variable Portfolio – Select International Equity Fund series of the Registrant; and

3)	the Variable Portfolio – Loomis Sayles Growth Fund II series of Columbia Funds Variable Insurance Trust I (File No. 811-08481) into the Variable Portfolio – Loomis Sayles Growth Fund series of the Registrant.

The Registration Statement is proposed to become effective on January 21, 2016 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct any questions or comments regarding this filing to Nathan Somogie of Ropes & Gray LLP at 617.951.7326 or nathan.somogie@ropesgray.com, or, in his absence, to Ryan Larrenaga of Ameriprise Financial, Inc. at 617.385.9536 or ryan.c.larrenaga@columbiathreadneedle.com.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.